June 30, 2026

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone

Re:	Exyn Technologies, Inc.

Registration Statement on Form S-1

File No. 333-297134

Acceleration Request

Requested Date: July 2, 2026

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Exyn Technologies, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-297134) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Andrew P. Gilbert of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553. Thank you for your assistance.

Very truly yours,

/s/ Brandon Torres Declet
Brandon Torres Declet
Chief Executive Officer

cc:	Ricardo Sotelo (Exyn Technologies, Inc.)

Andrew P. Gilbert (DLA Piper LLP (US))